UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                            (Amendment No. _______)*

                          Laminating Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    513525105
                                 (CUSIP Number)

         Raymond Welt                          David R. Wilson
         Westlake Acquisition Corporation      Heller Ehrman White & McAuliffe
         #205 - 15225 Thrift Avenue            6100 Columbia Center
         White Rock, BC                        701 Fifth  Avenue
         Canada, V4B 2K9                       Seattle, WA  98101
         (604) 535-5883                        (206) 389-4264


                                 April 30, 1999
             (Date of Event Which Requires Filing of his Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  513525105      13D                        Page   2   of   8   Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Westlake Acquisition Corporation


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

                  WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington

     NUMBER OF SHARES        7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                   180,000 shares
     REPORTING PERSON
           WITH
                             8    SHARED VOTING POWER

                                  -0- shares

                             9    SOLE DISPOSITIVE POWER

                                  180,000 shares

                             10   SHARED DISPOSITIVE POWER

                                  -0- shares

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  180,000 shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.65%

  14     TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     Title of Class of Equity Securities: Common Stock, $.01 par value per share ("Common Stock"), of Laminating Technologies, Inc. ("Laminating Technologies").

Name and Address of Principal Executive Offices of the Issuer:

         Laminating Technologies, Inc.
         1160 Hightower Trail
         Atlanta, GA 30350-2910

Item 2.  Identity and Background

    (a)      Name of Person Filing:    Westlake Acquisition Corporation ("WAC")

             Place of Organization:    State of Washington

    (b)      Principal Business:       Investments in various companies

    (c)      Address of Principal Business:     #205 - 15225 Thrift Avenue
                                                White Rock, BC
                                                Canada V4B 2K9

             Address of Principal Office:       #205 - 15225 Thrift Avenue
                                                White Rock, BC
                                                Canada V4B 2K9

    (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five
             Years:  No

    (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     The names,  business address,  present principal occupation and citizenship
of  each  executive  officer,   director  and  controlling  person  of  Westlake
Acquisition Corporation is as follows:

     Ray Welt, Westlake Acquisition Corporation, #205 - 15225 Thrift Avenue, White Rock, BC, Canada V4B 2K9. Mr. Welt is an officer and director of Westlake Acquisition Corporation. Citizenship is Canadian.

     Paul Eagland, Westlake Acquisition Corporation, #205 - 15225 Thrift Avenue, White Rock, BC, Canada V4B 2K9. Mr. Eagland is an officer, director and shareholder of Westlake Acquisition Corporation. Citizenship is Canadian.

     To the best  knowledge  of WAC,  during  the last five  years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

         Working Capital

Item 4.  Purpose of Transaction

     The purpose of the purchase by WAC of 180,000 shares of Common Stock is to acquire a significant equity interest in Laminating Technologies. WAC may utilize this equity interest in Laminating Technologies to pursue one or more of the courses of action described below. Whether WAC pursues any one or more of the following courses of action will depend on a number of factors, including WAC's evaluation of Laminating Technologies' business, prospects and financial condition, the market for the Common Stock, other opportunities available to WAC, other transactions entered into or planned to be entered into by Laminating Technologies, actions taken by other persons who may be seeking control of Laminating Technologies, prospects for WAC's own business, general economic conditions and other future developments. The courses of action that WAC may follow are described below:

     (A) WAC may decide to sell all or part of its investment in the Common Stock in the open market or in private transactions or by any other permissible means. WAC has no current intention to sell its investment in Laminating Technologies' Common Stock.

     (B) WAC may elect to hold its current interest in Laminating Technologies' Common Stock for investment purposes only.

     (C) WAC may seek to acquire control of Laminating Technologies. WAC has not formulated a specific plan or proposal to acquire control of Laminating Technologies and there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal. Any such plan or proposal that may be formulated could involve seeking representation on the Board of Directors of Laminating Technologies, purchasing additional Common Stock in the open market or in private transactions, making a tender offer for all or some lesser amount of Laminating Technologies' Common Stock or proposing a business combination transaction with Laminating Technologies.

         (D) WAC may seek to take steps that would impede the acquisition of control of Laminating Technologies by another person. WAC has not formulated a specific plan or proposal to impede acquisition of control of Laminating Technologies by another person, and there can be no assurance that any such plan or proposal will be developed or that WAC will seek to impede acquisition of control of Laminating Technologies by another person. Any such plan or proposal may include entering into voting agreements with other shareholders of Laminating Technologies, acquiring additional shares of Common Stock, offering to pay a premium over another offer received by Laminating Technologies or its shareholders for the Common Stock, seeking amendments to Laminating
Technologies' articles of incorporation, bylaws or other governing documents, seeking to merge with or acquire the assets of Laminating Technologies, or taking other steps WAC determines are necessary or appropriate to impede acquisition of control of Laminating Technologies by another person. In the event another person does seek to acquire control of Laminating Technologies, WAC may attempt to impede that acquisition, may compete for control of Laminating Technologies, may initially compete for control of Laminating Technologies and subsequently withdraw its interest in seeking control, or may do nothing.

     WAC's election to pursue any one of the foregoing courses of action will not, by itself, constitute an abandonment of any other course of action. WAC may pursue more than one of the foregoing courses of action sequentially or simultaneously. However, at the present time WAC has not formulated a plan to pursue any of the foregoing courses of action.

     Except as described in this Item 4, WAC has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) Aggregate Number of Shares of Common Stock of Laminating Technologies Beneficially Owned: 180,000 shares

     Percentage of Common Stock of Laminating Technologies Beneficially Owned (based on 3,185,100 shares of Common Stock outstanding as of January 31, 1999):
5.65%

     To the best knowledge of WAC, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer: -0-

         (b)      Sole Voting Power:                180,000 shares
                  Sole Dispositive Power:           180,000 shares
                  Shared Voting Power:                -0- shares
                  Shared Dispositive Power:           -0- shares

         (c) The following transactions in Common Stock of Laminating Technologies were open market purchases on The Nasdaq Stock Market effected by WAC during the past 60 days:

       Trade date              Number of Shares              Price
      Of Purchases             Of Common Stock             Per Share
      ------------             ---------------             ---------
        04/08/99                   100,000                   .3093
        04/09/99                    25,000                   .3275
        04/12/99                    30,000                   .3810
        04/30/99                    25,000                   .3420

         (d)      N/A

         (e)      N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither WAC nor any of the executive officers, directors or controlling persons of WAC, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WESTLAKE ACQUISITION CORPORATION



May 4, 1999             By:      /s/ Paul Eagland
                                 ------------------------------
(Date)                           Paul Eagland, President